FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 30, 2018

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2018.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

March 31, 2018

29, Avenue de la Porte-Neuve – 3rd Floor.

L - 2227 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended March 31,
	Notes	2018	2017
Continuing operations		(Unaudited)
Net sales	3	1,866,235	1,153,860
Cost of sales	4	(1,305,506)	(823,856)
Gross profit		560,729	330,004
Selling, general and administrative expenses	5	(349,634)	(294,431)
Other operating income (expense), net		1,102	441
Operating income		212,197	36,014
Finance Income	6	9,373	12,927
Finance Cost	6	(10,174)	(5,938)
Other financial results	6	(7,066)	(11,415)
Income before equity in earnings of non-consolidated companies and income tax		204,330	31,588
Equity in earnings of non-consolidated companies		46,026	35,200
Income before income tax		250,356	66,788
Income tax		(15,122)	47,245
Income for continuing operations		235,234	114,033

Discontinued operations
Result for discontinued operations	13	-	91,542
Income for the period		235,234	205,575

Attributable to:
Owners of the parent		234,983	205,127
Non-controlling interests		251	448
		235,234	205,575
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.20	0.10
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.40	0.19
Continuing and discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)		0.20	0.17
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.40	0.35

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2018	2017
	(Unaudited)

Income for the period	235,234	205,575

Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	32,464	27,950
Change in value of cash flow hedges and instruments at fair value	(1,883)	3,827
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(4,952)	4,731
- Changes in the fair value of derivatives held as cash flow hedges and others	11	(10)
Income tax relating to components of other comprehensive income	21	23
	25,661	36,521
Items that will not be reclassified to profit or loss:
Income tax on items that will not be reclassified	(16)	-
Remeasurements of post employment benefit obligations of non-consolidated companies	(56)	1,595
	(72)	1,595
Other comprehensive Income for the period, net of tax	25,589	38,116
Total comprehensive income for the period	260,823	243,691
Attributable to:
Owners of the parent	260,429	243,197
Non-controlling interests	394	494
	260,823	243,691
Total comprehensive income for the year
attributable to Owners of the parent arises from
Continuing operations	260,429	151,655
Discontinued operations	-	91,542
	260,429	243,197

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

1

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At March 31, 2018		At December 31, 2017
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,218,278		6,229,143
Intangible assets, net	9	1,635,785		1,660,859
Investments in non-consolidated companies	12	681,323		640,294
Available for sale assets		21,572		21,572
Other investments	10	239,600		128,335
Deferred tax assets		169,926		153,532
Receivables, net		173,446	9,139,930	183,329	9,017,064
Current assets
Inventories, net		2,384,411		2,368,304
Receivables and prepayments, net		177,050		143,929
Current tax assets		139,506		132,334
Trade receivables, net		1,554,949		1,214,060
Other investments	10	999,576		1,192,306
Cash and cash equivalents	10	328,675	5,584,167	330,221	5,381,154
Total assets			14,724,097		14,398,218
EQUITY
Capital and reserves attributable to owners of the parent			11,750,621		11,482,185
Non-controlling interests			99,191		98,785
Total equity			11,849,812		11,580,970
LIABILITIES
Non-current liabilities
Borrowings		34,948		34,645
Deferred tax liabilities		413,135		457,970
Other liabilities		220,085		217,296
Provisions		39,031	707,199	36,438	746,349
Current liabilities
Borrowings		970,647		931,214
Current tax liabilities		108,847		102,405
Other liabilities		208,645		197,504
Provisions		31,264		32,330
Customer advances		37,424		56,707
Trade payables		810,259	2,167,086	750,739	2,070,899
Total liabilities			2,874,285		2,817,248
Total equity and liabilities			14,724,097		14,398,218

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

2

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies (Note 2)	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income for the period	-	-	-	-	-	234,983	234,983	251	235,234
Currency translation adjustment	-	-	-	32,314	-	-	32,314	150	32,464
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	10	-	10	(26)	(16)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(1,881)	-	(1,881)	19	(1,862)
Share of other comprehensive income of non-consolidated companies	-	-	-	(4,952)	(45)	-	(4,997)	-	(4,997)
Other comprehensive income for the period	-	-	-	27,362	(1,916)	-	25,446	143	25,589
Total comprehensive income for the period	-	-	-	27,362	(1,916)	234,983	260,429	394	260,823
Balance at March 31, 2018	1,180,537	118,054	609,733	(797,061)	(319,699)	10,959,056	11,750,620	99,191	11,849,811

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072
Income for the period	-	-	-	-	-	205,127	205,127	448	205,575
Currency translation adjustment	-	-	-	27,880	-	-	27,880	70	27,950
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	3,874	-	3,874	(24)	3,850
Share of other comprehensive income of non-consolidated companies	-	-	-	4,731	1,585	-	6,316	-	6,316
Other comprehensive income for the period	-	-	-	32,611	5,459	-	38,070	46	38,116
Total comprehensive income for the period	-	-	-	32,611	5,459	205,127	243,197	494	243,691
Acquisition of non-controlling interests	-	-	-	-	1	-	1	(19)	(18)
Dividends approved to be distributed	-	-	-	-	-	-	-	(19,200)	(19,200)
Balance at March 31, 2017	1,180,537	118,054	609,733	(933,344)	(307,628)	10,863,263	11,530,615	106,930	11,637,545

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2018 and 2017 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) The Distributable Reserve and Retained Earnings as of March 31, 2018 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

3

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Three-month period ended March 31,
	Notes	2018	2017
Cash flows from operating activities		(Unaudited)

Income for the period		235,234	205,575
Adjustments for:
Depreciation and amortization	8 & 9	141,802	162,218
Income tax accruals less payments		(24,816)	(92,930)
Equity in earnings of non-consolidated companies		(46,026)	(35,200)
Interest accruals less payments, net		620	(2,460)
Changes in provisions		1,527	(17,838)
Income from the sale of Conduit business		-	(89,694)
Changes in working capital		(363,552)	(104,937)
Currency translation adjustment and others		25,644	1,400
Net cash (used in) provided by operating activities		(29,567)	26,134

Cash flows from investing activities
Capital expenditures	8 & 9	(91,938)	(138,615)
Changes in advance to suppliers of property, plant and equipment		(414)	3,503
Proceeds from disposal of Conduit business	13	-	327,631
Loan to non-consolidated companies	12	(250)	(9,006)
Proceeds from disposal of property, plant and equipment and intangible assets		1,484	1,962
Changes in investments in securities		84,616	(48,469)
Net cash (used in) provided by investing activities		(6,502)	137,006

Cash flows from financing activities
Acquisitions of non-controlling interests		-	(18)
Proceeds from borrowings		277,711	247,122
Repayments of borrowings		(248,041)	(385,609)
Net cash provided by (used in) financing activities		29,670	(138,505)

(Decrease) increase in cash and cash equivalents		(6,399)	24,635
Movement in cash and cash equivalents
At the beginning of the period		330,090	398,580
Effect of exchange rate changes		1,050	3,526
(Decrease) increase in cash and cash equivalents		(6,399)	24,635
At March 31,		324,741	426,741

		At March 31,
Cash and cash equivalents		2018	2017
Cash and bank deposits		328,675	427,619
Bank overdrafts		(3,934)	(878)
		324,741	426,741

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2017.

4

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Discontinued operations
14	Related party transactions
15	Category of financial instruments and classification within the fair value hierarchy
16	Nationalization of Venezuelan Subsidiaries

5

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on April 26, 2018.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2017 except for the adoption of new and amended standards as set out below. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2017.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Accounting pronouncements applicable as from January 1, 2018 and relevant for Tenaris

IFRS 9, “Financial instruments”

Tenaris has adopted IFRS 9 “Financial instruments” from 1 January 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS 9, Tenaris has adopted the new rules using the retrospective approach, meaning that the cumulative impact of the adoption was recognized in the opening retained earnings and other reserves of the current period as of January 1, 2018 and that comparatives were not be restated.

The new impairment model requires recognition of impairment provisions based on expected credit losses rather than on incurred credit losses. The impact of this change was a decrease of $6.4 million in the allowance for doubtful accounts.

6

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

2	Accounting policies and basis of presentation (Cont.)

Accounting pronouncements applicable as from January 1, 2018 and relevant for Tenaris (Cont.)

IFRS 9, “Financial instruments” (Cont.)

The measurement category and the carrying amount of financial assets and liabilities in accordance with IAS 39 and IFRS 9 at January 1, 2018 are compared as follows:

Financial Assets	FVPL	Held to maturity	Amortized cost (loans & receivables 2017)	FVOCI (Available for sale 2017)
Closing balance December 31, 2017 - IAS 39	1,163,808	344,336	1,541,724	21,572
Reclassified bonds and other fixed income from HTM to FVOCI	-	(344,336)	-	344,336
Reclassified fixed income from FVPL to amortized cost	(550,646)	-	550,646	-
Reclassified bonds and other fixed income from FVPL to FVOCI	(153,702)	-	-	153,702
Opening balance January 1, 2018 - IFRS 9	459,460	-	2,092,370	519,610

	Effect on other reserves	Effect on retained earnings
Opening balance January 1, 2018 - IAS 39	(320,569)	10,718,853
Reclassify investments from HTM to FVOCI	3,126	-
Reclassify investments from FVPL to FVOCI	(352)	352
Opening balance January 1, 2018 - IFRS 9	(317,795)	10,719,205

Since January 1, 2018 the Company classifies its financial instruments in the following measurement categories:

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Fair value through other comprehensive income (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the consolidated statement of comprehensive income and transferred to the consolidated income statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the consolidated income statement.

Fair value through profit and loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the consolidated income statement.

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

IFRS 15, “Revenue from contracts with customers”

The group has adopted IFRS 15 “Revenue from contracts with customers” from January 1 2018, which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The policy sets out the requirements in accounting for revenue arising from contracts with customers and is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. In accordance with the transition provisions in IFRS 15, the group has adopted the new rules using the modified retrospective approach, meaning that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2018 and that comparatives were not restated.

The impact of the adoption as of January 1, 2018 on the aggregate of revenues, cost of sales and selling expenses was a decrease of $ 0.7 million net.

7

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

2	Accounting policies and basis of presentation (Cont.)

New and amended standards not yet adopted and relevant for Tenaris

In January 2016, the IASB issued IFRS 16, "Leases". The new standard will result in almost all leases recognized on the balance sheet, as the distinction between operating and finance leases is removed. IFRS 16 must be applied on annual periods beginning on or after January 1, 2019.

This standard was endorsed by the EU.

The Company's management is currently assessing the potential impact that the application of this standard may have on the Company's financial condition or results of operations.

None of the accounting pronouncements issued after December 31, 2017 and as of the date of these Consolidated Condensed Interim Financial Statements has a material effect on the Company’s financial condition or result of operations.

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Three-month period ended March 31, 2018	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	1,766	100	1,866	-
Management view - operating income	149	10	159	-
Difference in cost of sales	46	2	48	-
Direct cost and others	41	2	43	-
Absorption	5	-	5	-
Differences in depreciation and amortization	(1)	-	(1)	-
Differences in selling, general and administrative expenses	-	6	6	-
IFRS - operating income	194	18	212	-
Financial income (expense), net			(8)	-
Income before equity in earnings of non-consolidated companies and income tax			204	-
Equity in earnings of non-consolidated companies			46	-
Income before income tax			250	-
Capital expenditures	91	1	92	-
Depreciation and amortization	138	4	142	-

Three-month period ended March 31, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	1,086	68	1,154	12
Management view - operating income	(11)	7	(4)	3
Difference in cost of sales	27	(2)	25	(1)
Direct cost and others	17	(2)	15	(1)
Absorption	10	-	10	-
Differences in depreciation and amortization	(1)	-	(1)	-
Differences in selling, general and administrative expenses	15	-	15	-
Differences in other operating income (expenses), net	1	-	1	-
IFRS - operating income	31	5	36	2
Financial income (expense), net			(4)	-
Income before equity in earnings of non-consolidated companies and income tax			32	2
Equity in earnings of non-consolidated companies			35	-
Income before income tax			67	2
Capital expenditures	136	3	139	-
Depreciation and amortization	159	3	162	-

In the three-month period ended March 31, 2018 and 2017, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $10 and $10.5 million respectively. In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

8

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total continuing operations	Total discontinued operations
Three-month period ended March 31, 2018
Net sales	834,144	326,309	179,764	458,032	67,986	1,866,235	-
Capital expenditures	62,335	16,543	11,505	403	1,152	91,938	-
Depreciation and amortization	83,400	28,476	21,938	2,596	5,392	141,802	-

Three-month period ended March 31, 2017
Net sales	494,613	241,941	136,658	234,161	46,487	1,153,860	11,899
Capital expenditures	112,783	16,912	6,052	2,000	723	138,470	145
Depreciation and amortization	94,089	31,571	27,622	3,098	5,838	162,218	-

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil and Colombia; “Europe” comprises principally Italy and Romania; “Middle East and Africa” comprises principally Egypt, Kazakhstan, Nigeria and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan and Thailand.

4	Cost of sales

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Inventories at the beginning of the period	2,368,304	1,563,889

Plus: Charges of the period
Raw materials, energy, consumables and other	826,735	556,876
Services and fees	78,573	56,911
Labor cost	216,233	169,697
Depreciation of property, plant and equipment	108,458	91,373
Amortization of intangible assets	2,562	6,104
Maintenance expenses	52,929	34,543
Allowance for obsolescence	(1,614)	(479)
Taxes	6,367	4,425
Other	31,370	20,954
	1,321,613	940,404
Less: Inventories at the end of the period	(2,384,411)	(1,673,034)
From discontinued operations	-	(7,403)
	1,305,506	823,856

5	Selling, general and administrative expenses

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Services and fees	32,367	29,310
Labor cost	122,261	105,452
Depreciation of property, plant and equipment	4,208	4,594
Amortization of intangible assets	26,574	60,147
Commissions, freight and other selling expenses	125,422	70,661
Provisions for contingencies	4,367	1,316
Allowances for doubtful accounts	(5,748)	(7,271)
Taxes	18,313	13,757
Other	21,870	18,506
	349,634	296,472
From discontinued operations	-	(2,041)
	349,634	294,431

9

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

6	Financial results

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2018	2017
	(Unaudited)
Interest Income	11,267	13,775
Net result on changes in FV of financial assets at FVPL	(1,894)	(848)
Finance Income	9,373	12,927
Finance Cost	(10,174)	(5,938)
Net foreign exchange transactions results (*)	(11,262)	(10,533)
Foreign exchange derivatives contracts results (**)	4,501	(4,356)
Other	(305)	3,465
Other Financial results	(7,066)	(11,424)
Net Financial results	(7,867)	(4,435)
From discontinued operations	-	9
	(7,867)	(4,426)

(*)The three-month period ended March 2018 and 2017 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

(**) The three-month period ended March 2017 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments and of Cash and cash equivalent and Other investments denominated in U.S. dollar at subsidiaries which functional currency is the Brazilian real, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7	Dividend distribution

On February 21, 2018 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 2, 2018, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 22, 2017. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 23, 2018, with an ex-dividend date of May 21, 2018. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million.

8	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	6,229,143	6,001,939
Currency translation adjustment	15,192	13,059
Additions (*)	84,690	130,952
Disposals	(1,080)	(1,450)
Transfers	2,999	207
Depreciation charge	(112,666)	(95,967)
At March 31,	6,218,278	6,048,740

(*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

10

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

9	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2018	2017
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	1,660,859	1,862,827
Currency translation adjustment	217	1,125
Additions	7,248	7,518
Disposals	(404)	(336)
Transfers	(2,999)	(207)
Amortization charge	(29,136)	(66,251)
At March 31,	1,635,785	1,804,676

10	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
	2018	2017
Cash and cash equivalents	(Unaudited)
Cash at banks	142,635	150,948
Liquidity funds	62,366	66,033
Short – term investments	123,674	113,240
	328,675	330,221

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	433,016	437,406
Bonds and other fixed Income	566,560	754,800
Others	-	100
	999,576	1,192,306
Other investments - Non-current
Bonds and other fixed Income	234,739	123,498
Others	4,861	4,837
	239,600	128,335

11

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

11	Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected such appeal. CSN may appeal against such ruling until May 8, 2018. If CSN appeals and its appeal is granted, the Superior Court of Justice will also review admissibility, and, if declared admissible, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

12

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert’s report. In November 2017, the court appointed expert filed a second report reaffirming its opinion and stating that the opinion of Confab’s appointed expert was incorrect. The parties have until May 21, 2018 to file their observations and/or opinions concerning the expert’s second report. Approximately 54% of the amounts claimed by Itaú and Veracel is attributable to alleged lost profits, and the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from loss profits. As of March 31, 2018, the estimated amount of Itaú’s claim was approximately BRL83.7 million (approximately $25.2 million), and the estimated amount of Veracel’s claim is approximately BRL53.1 million (approximately $16.0 million), for an aggregate amount BRL136.8 million ($41.2 million). The final result of this claim depends largely on the court’s evaluation of technical matters arising from the expert’s opinion and the objections presented by Confab.

▪ Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato” and the Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

▪	Petroamazonas penalties

On January 22, 2016, Petroamazonas (“PAM”), an Ecuadorian state-owned oil company, imposed penalties to the Company’s Uruguayan subsidiary, Tenaris Global Services S.A. (“TGS”), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

13

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Contractor claim for additional costs

Tenaris Bay City Inc. (“Tenaris Bay City”), a U.S. subsidiary of the Company, has received claims from a contractor for alleged additional costs in the construction of a project located in the Bay City area for a total amount in excess of $90 million. On June 30, 2017, the contractor filed a demand for arbitration of these claims. An arbitral panel has been selected and a scheduling order issued. The parties have already submitted statements of claim and counterclaim, and responses to such statements by both parties are due in April and May 2018, respectively. Final trial hearing on this matter is scheduled for February 2019. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪ Investigation concerning currency exchange declarations

Siderca S.A.I.C, an Argentine subsidiary of the Company (“Siderca”), and some of its directors, employees, former directors and employees are subject to an administrative criminal proceeding concerning alleged inaccurate information included in 15 currency exchange declarations related to the trading of foreign currency between August and October 2008 in connection with exports of goods for a total amount of $268 million. The case is now under consideration of a criminal court. Although theoretically this proceeding may give rise to the application of fines in an amount up to ten times the value of the involved operations, Tenaris believes that it has meritorious defenses and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

▪ Claim for differences on gas supply prices

On July 7, 2016, Siderca was notified of a claim initiated by an Argentine state-owned company for an amount of $25.4 million, allegedly owed as a result in differences in the price paid for gas supplied to Siderca during three months in 2013. Tenaris believes, based on the advice of counsel, that it has meritorious defenses against a substantial part of this claim, although Siderca may be required to pay part of the claimed amount.

▪ Tax assessment in Mexico

In August 2017, Tubos de Acero de México S.A (“Tamsa”) and Servicios Generales Tenaris Tamsa S.A (“Segeta”), two Mexican subsidiaries of the Company, were informed that the Mexican tax authorities had determined that the tax deductions associated with certain purchases of scrap made by the companies during 2013 failed to comply with applicable requirements and, accordingly, should be rejected. Tamsa and Segeta filed their respective responses and complaints against the determination, and provided additional information evidencing compliance with applicable requirements for the tax deductions that are being challenged. As of March 31, 2018, the estimated exposure under these proceedings, including principal, interest and penalties, amounted to MXN 4,016 million (approximately $219 million). No final decision has yet been issued on this matter. Tenaris believes, based on the advice of counsel, that it is unlikely that the ultimate resolution of this tax assessment will result in a material obligation.

Commitments and other purchase orders

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with the supplier Voest Alpine Grobblech Gmb to which it committed to purchase carbon steel for a total amount of approximately $111 million to use for manufacturing pipes related to the Zohr gas field project.

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca S.A.I.C., an Argentine subsidiary of Tenaris. As of March 31, 2018, the aggregate commitment to take or pay the committed volumes for a 9-year term totalled approximately $60.9 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of March 31, 2018, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $61.7 million.

14

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

11	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments and other purchase orders (Cont.)

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of March 31, 2018, the aggregate commitment to take or pay the committed volumes totalled approximately $71.5 million.

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2017, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2017	16,956,761
Total equity in accordance with Luxembourg law	18,865,085

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of March 31, 2018, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2017, distributable amount under Luxembourg law totals $17.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,013
Other income and expenses for the year ended December 31, 2017	(52,232)
Dividends approved	(484,020)
Retained earnings at December 31, 2017 under Luxembourg law	16,956,761
Share premium	609,733
Distributable amount at December 31, 2017 under Luxembourg law	17,566,494

12	Investments in non-consolidated companies

This note supplements and should be read in conjunction with Note 12 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

a)	Ternium

Ternium S.A. (“Ternium”), is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At March 31, 2018, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $32.49 per ADS, giving Tenaris’s ownership stake a market value of approximately $746.3 million. At March 31, 2018, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $602.3 million.

15

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

12	Investments in non-consolidated companies (Cont.)

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and Tenaris’s principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

In 2014, a conflict arose between the T/T Group (comprising Confab and Ternium’s subsidiaries Ternium Investments, Ternium Argentina and Prosid Investments) and Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) with respect to the governance of Usiminas, including with respect to the rules applicable to the appointment of senior managers, the application of the shareholders’ agreement in matters involving fiduciary duties, and generally with respect to Usiminas’ business strategy.

On February 8, 2018, Ternium Investments resolved the dispute with NSSMC, and on April 10, 2018, the T/T Group entities (including Confab), the NSSMC Group and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the previously existing shareholders agreement (the “New SHA”). Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); the NSSMC Group holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The New SHA also incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the coming election of Usiminas’ executive board in May 2018. Such exit mechanism shall apply with respect to shares held by the NSSMC Group and the T/T Group, and would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder group.

In connection with the execution of the New SHA, the Ternium entities and Confab amended and restated their separate shareholders’ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA.

As of March 31, 2018, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3, was BRL12.31 ($3.70) and BRL10.92 ($3.29), respectively, giving Tenaris’s ownership stake a market value of approximately $139.4 million. As that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $73.4 million.

c)	Techgen, S.A. de C.V. (“Techgen”)

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, power capacity of 900 megawatts. As of March 31, 2018, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of March 31, 2018, Tenaris’s exposure under these agreements amounted to $57.4 million and $3.9 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $680 million and has been used in the construction of the facility. The main covenants under the corporate guarantee are Tenaris’s commitment to maintain its participation in Techgen or the right to purchase at least 22% of Techgen’s firm energy, and compliance with a maximum permitted leverage ratio. As of March 31, 2018, the loan agreement had been fully disbursed and, as a result, the amount guaranteed by Tenaris was approximately $149.6 million. During 2018 the shareholders of Techgen made additional investments in Techgen, in form of subordinated loans, which in case of Tenaris amounted to $0.3 million. As of March 31, 2018, the aggregate outstanding principal amount under these loans was $93.5 million.

16

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

13	Discontinued operations

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on 19 January 2017, with effect from 20 January 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

In addition, the financial performance of the conduit business relative to the 19 days of January 2017 showed a gain of $1.8 million.

2017
Income from discontinued operations	1,848
After tax gain on the sale of Conduit	89,694
Net Income for discontinued operations	91,542

For further information regarding this transaction please refer to Note 28 of our Consolidated Financial Statements as of 31 December 2017.

14	Related party transactions

As of March 31, 2018:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
		2018	2017
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	8,341	6,933
	Sales of goods to other related parties	31,108	4,515
	Sales of services to non-consolidated parties	1,867	2,838
	Sales of services to other related parties	1,447	736
		42,763	15,022

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	66,354	43,653
	Purchases of goods to other related parties	17,713	2,630
	Purchases of services to non-consolidated parties	2,839	2,510
	Purchases of services to other related parties	10,284	11,815
		97,190	60,608

17

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

14	Related party transactions (Cont.)

	(all amounts in thousands of U.S. dollars)	At March 31,	At December 31,
		2018	2017
(ii)	Period-end balances	(Unaudited)
	Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	119,827	117,853
	Receivables from other related parties	21,184	50,815
	Payables to non-consolidated parties	(39,180)	(49,354)
	Payables to other related parties	(20,419)	(14,475)
		81,412	104,839

15	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of March 31, 2018.

	Carrying amount	Measurement Categories		At Fair Value
March 31, 2018		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	328,675	266,309	62,366	62,366	-	-
Other investments	999,576	433,016	566,560	523,246	43,314	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	433,016	433,016	-	-	-	-
Certificates of deposits	262,638	262,638	-	-	-	-
Commercial papers	29,722	29,722	-	-	-	-
Other notes	140,656	140,656	-	-	-	-
Bonds and other fixed income	566,560	-	566,560	523,246	43,314	-
U.S. government securities	15,105	-	15,105	15,105	-	-
Non - U.S. government securities	168,135	-	168,135	168,135	-	-
Corporates securities	340,006	-	340,006	340,006	-	-
Structured notes	28,222	-	28,222	-	28,222	-
Mortgage and asset-backed securities	15,092	-	15,092	-	15,092	-
Other Investments Non- current	239,600	-	239,600	234,739	-	4,861
Bonds and other fixed income	234,739	-	234,739	234,739	-	-
Other investments	4,861	-	4,861	-	-	4,861
Trade receivables	1,554,949	1,554,949	-	-	-	-
Receivables C and NC	350,496	180,548	21,661	-	21,661	-
Foreign exchange derivatives contracts	21,661	-	21,661	-	21,661	-
Other receivables	180,548	180,548	-	-	-	-
Other receivables (non-financial)	148,287	-	-	-	-	-
Available for sale assets (*)	21,572	-	21,572	-	-	21,572
Total		2,434,822	911,759	820,351	64,975	26,433
Liabilities			-
Borrowings C and NC	1,005,595	1,005,595	-	-	-	-
Trade payables	810,259	810,259	-	-	-	-
Other liabilities	428,730	-	16,117	-	16,117	-
Foreign exchange derivatives contracts	16,117	-	16,117	-	16,117	-
Other liabilities (non-financial)	412,613	-	-	-	-	-
Total		1,815,854	16,117	-	16,117	-

(*) For further detail regarding Available for sale assets, see Note 16.

There were no transfers between Levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

18

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2018

15	Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date. The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in Venezuelan companies under process of nationalization (see Note 16).

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.5% of its carrying amount including interests accrued as of March 31, 2018 as compare with 99.4% as of December 31, 2017. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

16	Nationalization of Venezuelan Subsidiaries

In May 2009 Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards. For further information on these cases, see Note 31 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

Edgardo Carlos
Chief Financial Officer

19